Exhibit 2.2

AMENDMENT No. 1 to Master Purchase and Sale Agreement
This Amendment No. 1 to Master Purchase and Sale Agreement (this “Amendment No. 1”) is made and entered into as of January 17, 2017, by and between: PerkinElmer, Inc., a Massachusetts corporation (“PerkinElmer”); and Varian Medical Systems, Inc., a Delaware corporation (“Varian”), and amends that certain Master Purchase and Sale Agreement, dated as of December 21, 2016, by and between PerkinElmer and Varian (the “MPSA”).
Recitals
A.    PerkinElmer and Varian entered into the MPSA on December 21, 2016. Except as otherwise set forth herein, capitalized terms used herein have the meanings set forth in the MPSA.
B.    PerkinElmer and Varian have determined to amend the MPSA in furtherance of the consummation of the transactions contemplated by the MPSA.
Agreement
NOW, THEREFORE, in consideration of the mutual promises contained herein and in the MPSA, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, PerkinElmer and Varian agree as follows:

1.	The Amendments
1.1    Amendment to Section 4.1(a)(ii). Section 4.1(a)(ii) of the MPSA is hereby amended and restated in its entirety to read as follows:
(ii)    on a date mutually agreed upon by PKI and Buyer, but in any event no later than January 31, 2017, make all necessary filings under the Hart-Scott-Rodino Act and request early termination of the waiting period with respect to such filings (the “HSR Filing Date”), and thereafter use reasonable best efforts to make any other required submissions under the Hart-Scott-Rodino Act and satisfy any related governmental request thereunder in each case as promptly as practicable;
1.2    Amendment to Section 4.6(e). The fourth sentence of Section 4.6(e) of the MPSA is hereby amended and restated in its entirety to read as follows:
By January 31, 2017, unless Buyer and Seller agree to a different date, Buyer shall inform PKI about the exact legal form and company name of the German Transferee, the court registry and court registry number, the name and legal form of the shareholder, and shall make available to PKI and PKI Germany a draft of those text paragraphs (in clear and understandable language) of the Information Letter, which are necessary for a complete, accurate and legally correct information about the legal, economic and social consequences of the transfer of PKI Germany Acquired Employees and Transferred German Employees as well as about the actions which Buyer plans with regard to the Transferred German Employees.
1.3    Amendment to Section 7.1(e). Section 7.1(e) of the MPSA is hereby amended and restated in its entirety to read as follows:
(e)    either Party may terminate this Agreement by giving written notice to the other Party if the Closing shall not have occurred on or before the date that is 274 days following the HSR Filing Date (the “Outside Date”); provided, however, that if, on the Outside Date, a

Specified Circumstance exists and each of the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(e) (other than with respect to the Specified Circumstance) and 5.1(f) (other than with respect to a Specified Circumstance), is satisfied or has been waived, then PKI may, by providing written notice to Buyer at least three (3) Business Days prior to the Outside Date described above, extend the Outside Date for an additional 91 days. For the purposes of this Agreement, a “Specified Circumstance” shall be deemed to exist if: (i) any of the conditions set forth in Section 5.1(f) is not satisfied and has not been waived; or (ii) as a result of a challenge by a Governmental Entity under any Antitrust Law, any of the conditions set forth in Section 5.1(e) is not satisfied and has not been waived; or

2.	Miscellaneous Provisions
2.1    Effect of Amendment. This Amendment No. 1 shall be effective as of the date first written above. For the avoidance of any doubt, all references (a) in the MPSA to “this Agreement” and (b) to the MPSA in any other agreements, exhibits, schedules and disclosure schedules referred to in the MPSA, will, in each case, be deemed to be references to the MPSA as amended by this Amendment No. 1. Except as amended hereby, the MPSA will continue in full force and effect and shall be otherwise unaffected hereby.
2.2    Counterparts. This Amendment No. 1 may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party hereto and delivered to the other party, it being understood that each party need not sign the same counterpart. This Amendment No. 1 may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.
2.3    Applicable Legal Requirements. This Amendment No. 1 shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
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IN WITNESS WHEREOF, the parties have caused this Amendment No. 1 to be duly executed as of the date first written above.

PERKINELMER, INC.
By:	/s/ Joel S. Goldberg
	Name:	Joel S. Goldberg
	Title:	Senior Vice President Administration, General Counsel and Secretary

VARIAN MEDICAL SYSTEMS, INC.
By:	/s/ John W. Kuo
	Name:	John W. Kuo
	Title:	Senior Vice President, General Counsel and Corporate Secretary